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13014990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 17530

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnston, Lemon & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Vermont Ave., NW
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth I. Miller (202) 842-5618
(Area Code — Telephone No.)

Senior Vice President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	VA	22102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2012

Contents

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
401

Consolidated Statement of Financial Condition

Johnston, Lemon & Co. Incorporated
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston Lemon & Co. Incorporated (the Company) as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2013

A member firm of Ernst & Young Global Limited

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 3,868,442
Securities owned, at market value *(Notes 2 and 4)*	3,643,376
Office equipment and leasehold improvements, net of accumulated depreciation of $1,160,039 *(Note 1)*	94,080
Other assets *(Note 6)*	690,365
Prepaid assets	1,053,674
Receivable from clearing organization	103,561
Total assets	$ 9,453,498
Liabilities and stockholders' equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 20,550
Accrued compensation	153,883
Accounts payable and accrued expenses	290,896
Deferred tax liability *(Note 8)*	432,773
Total liabilities	898,102
Total stockholders' equity	8,555,396
Total liabilities and stockholders' equity	$ 9,453,498

See accompanying notes.

1. Summary of Significant Accounting Policies

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company was a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company) until December 21, 2012.

On December 21, 2012, the Parent Company and Washington Management Corporation (affiliated entity) were acquired by Capital Research Management Corporation. Prior to the execution of the merger agreement, certain assets of the Parent Company and the affiliated entity were transferred to the Company. In addition, the Company's tax receivables were collected and the Parent made a capital contribution to the Company. As a result of the merger agreement, the shareholders of the Parent Company became the shareholders of the Company through the payment of a stock dividend on December 24, 2012. In addition, the Company entered into a transition service agreement with Capital Research Management Corporation, such that certain employees of the Company would provide assistance to Capital Research Management Corporation for a period of four months.

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in interest rates. The Company does not include its investment in a money market fund as cash.

Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned, including securities sold but not yet purchased, are recorded at fair value based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $9,476 at December 31, 2012. Included in securities owned are positions used in the day-to-day brokerage operations (trading positions) and securities held for longer term investments (investment positions). At December 31, 2012, securities owned consisted of the following:

	Securities Owned	Securities Sold But Not Yet Purchased
Trading and syndicate positions		
Equity securities	$ 1,063	$ –
Municipal securities	–	20,550
Taxable fixed income	13,482	–
Investment positions		
Money market	41,968	–
Equity securities and mutual funds	3,586,863	–
	$ 3,643,376	$ 20,550

The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

2. Securities Owned (continued)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by U.S. generally accepted accounting principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

2. Securities Owned (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Fair Value Measurements on a Recurring Basis as of December 31, 2012		
	Level 1	Level 2	Level 3
Assets			
Equity securities, money market, and mutual funds	$ 3,629,894	$ –	$ –
Taxable fixed income	–	13,482	–
Liabilities			
Municipal securities	$ –	$ 20,550	$ –

For the year ended December 31, 2012, there were no securities transferred from Level 1 to Level 2 or from Level 2 to Level 1.

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2012. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges.

Minimum lease obligations under the noncancellable lease, before allocations to the Holding Company and affiliates, are as follows:

2013	$ 654,470
2014	670,807
2015	687,570
2016	704,760
2017	417,656
	$ 3,135,263

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any claims.

4. Financial Instruments With Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income. At December 31, 2012, other than the securities sold but not yet purchased and certain underwriting activities, the Company did not have any "when-issued" commitments or other off-balance-sheet transactions.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $3,559,210, which was $3,309,210 in excess of required net capital of $250,000. The Company's net capital ratio was 0.12 to 1.

6. Reconciliation of Assets and Liabilities to Regulatory Reports

The X-17 A-5 pertains to the nonconsolidated Broker Dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the Broker Dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2012, on Form X-17 A-5, filed with the SEC, is as follows:

	Amount per Form X-17 A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 1,288,025	$ 2,580,417	$ 3,868,442
Securities	3,643,376	–	3,643,376
Office equipment	40,994	53,086	94,080
Investment in and receivables from affiliates	3,338,703	(3,338,703)	–
Other assets and current taxes receivable	1,196,137	547,902	1,744,039
Receivable from clearing organization	103,562	(1)	103,561
	$ 9,610,797	$ (157,299)	$ 9,453,498
Liabilities			
Securities sold but not yet purchased	$ 20,550	$ –	$ 20,550
Accrued compensation, accounts payable, accrued expenses, and deferred taxes payable	431,616	445,936	877,552
Stockholders' equity	9,158,631	(603,235)	8,555,396
	$ 9,610,797	$ (157,299)	$ 9,453,498

7. Related-Party Transactions

Prior to December 21, 2012, in the ordinary course of business, the Company provided administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company is reimbursed by the corresponding entities for all charges. At December 31, 2012, all amounts have been reimbursed.

Additionally, the Company has a $360,000 receivable from an officer at an interest rate of 2%.

Net amounts receivable from these affiliates totaled $228,802 at December 31, 2012, and is included in other assets in the accompanying consolidated statement of financial condition.

8. Income Taxes

U.S. GAAP, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate-return basis calculation.

The deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under ASC 740, the components of the net deferred tax liability were as follows at December 31, 2012:

Unrealized appreciation	$ (442,961)
Provision for losses in excess of deductions	10,619
Depreciation	(7,289)
Other	6,858
Total deferred tax liability	$ (432,773)

8. Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has applied ASC 740 to all tax positions for which the statute of limitations remained open. Open tax years include 2009 through 2012.

9. Employee Benefit Plans

The Company has a defined contribution Savings Plan covering substantially all full-time Company employees. The Company also provides certain health and life insurance benefits for active Company employees.

10. Capital Stock

As a result of the merger agreement, all of the shares of the Parent Company were converted to shares of the Company. On December 7, 2012, the Company's Board of Directors declared that all shareholders of the Parent Company would be entitled to a stock dividend on the Company's Class A and Class B capital stock so that after the dividend each shareholder would hold the same number of shares of the Company's stock as they did of the Parent Company. The record date was December 24, 2012, and the dividend was paid on December 24, 2012.

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